CONSENT OF QUALIFIED PERSON

Paul Tietz, C.P.G.
Mine Development Associates
210 South Rock Blvd
Reno, Nevada, USA 89436
Telephone: 775-856-5700

I, Paul Tietz, C.P.G., consent to the public filing of the Technical Report titled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release entitled, “Tahoe Resources Announces Escobal Mineral Reserves,” dated November 5, 2014.

I certify that I have read the aforementioned News Release filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 5 November 2014.

/s/ Paul Tietz
Signature of Qualified Person

Paul Tietz
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